NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada  V6B 4W4

Tel: 604-331-3376  Fax: 604-688-4712

Netco Energy Inc. announces grant of stock options

VANCOUVER, January 20, 2006 - Netco Energy Inc. (the "Company") (TSXV: NEI) is pleased to announces that it has granted stock options to acquire 200,000 shares at a price of $0.53 per share, exercisable for a period of 5 years from the date of grant.  The stock option grant will be subject to the Company’s stock option plan and to regulatory approval.

For further information, please contact Gordon Nielsen at (604) 331-3376 and/or visit the company website at www.NetcoEnergy.com.

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